Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated February 28, 2013, relating to the balance sheets of Azteca Acquisition Corporation (a corporation in the development stage) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2012 and the periods from April 15, 2011 (inception) to December 31, 2011, as well as for the period from April 15, 2011 (inception) to December 31, 2012, appearing in the Prospectus which is a part of the Registration Statement (Form S-4 No. 333-186210) declared effective on March 15, 2013.  We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ Rothstein Kass

Roseland, New Jersey
March 25, 2013